UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MOSSIMO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

619696 10 7

(CUSIP Number)

MOSSIMO GIANNULLI
C/O MOSSIMO, INC.
2016 BROADWAY
SANTA MONICA, CALIFORNIA 90404
TEL. NO.: (310) 460-0040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH A COPY TO:

PAUL TOSETTI, ESQ.
LATHAM & WATKINS LLP
633 WEST FIFTH STREET
SUITE 4000
LOS ANGELES, CALIFORNIA 90071-2007

August 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619696 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mossimo Giannulli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,272,822

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,272,822

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,272,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.27%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF JUNE 30, 2005 (15,738,442), AS STATED ON THE COMPANY’S FORM 1O-Q FILED FOR THE QUARTER ENDED JUNE 30, 2005.

Item 1.	Security and Issuer

This statement relates to the Common Stock (the “Common Stock”) of Mossimo, Inc., a Delaware corporation (the “Company”) having its principal executive offices at 2016 Broadway, Santa Monica, CA 90404.

Item 2.	Identity and Background
	(a)	This Schedule 13D Amendment No. 4 is filed on behalf of Mossimo Giannulli (“Giannulli”).
	(b)	The business address of Giannulli is c/o Mossimo, Inc., 2016 Broadway, Santa Monica, CA 90404.
	(c)	The present principal occupation of Giannulli is Chairman and Co-Chief Executive Officer of the Company.
	(d)	During the last five years, Giannulli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Giannulli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Giannulli was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	(f)	Giannulli is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

As previously reported, on April 11, 2005, Giannulli submitted a non-binding proposal (the “Proposal”) for a going-private transaction to the Company’s Board of Directors (the “Board of Directors”).  A copy of the Proposal Letter was filed as Exhibit 7.01 to the Schedule 13D Amendment No. 2 filed with the SEC on April 12, 2005.  The Board of Directors formed a special committee of independent directors to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

On August 16, 2005, Giannulli announced his decision to withdraw the Proposal and indicated that while he remained interested in acquiring the publicly held minority interest in the Company, he did not intend to make a new bid at the Company’s current stock trading levels. The closing price of the Company’s common stock on the NASDAQ SmallCap Market on August 15, 2005 was $5.72.

A copy of the press release issued by Giannulli is filed herewith as Exhibit 7.01.

Other than as described in this Item 4, Giannulli has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Giannulli intends to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, Giannulli may, from time to time, determine to increase his ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
	(a)	Giannulli beneficially owns 10,272,822 shares of Common Stock, which represents 65.27% of the outstanding shares of Common Stock.
	(b)	Giannulli has the sole power to vote and dispose of 10,272,822 shares of Common Stock.
	(c)	Except as provided in Item 4 above, Giannulli has not effected any transactions in any shares of Common Stock of the Company during the past 60 days.
(d)

Other than Giannulli, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Giannulli.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as set forth above, to the best knowledge of Giannulli, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to Be Filed as Exhibits
Exhibit 7.01 Press Release issued by Mossimo Giannulli dated August 16, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2005
Date
/s/ Mossimo Giannulli
Signature
Mossimo Giannulli
Name/Title